April 6, 2011
DIRECT DIAL: 212-451-2296
EMAIL: RBERENBLAT@OLSHANLAW.COM

BY EDGAR AND UPS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Nicholas P. Panos, Esq.

Re:	Pulse Electronics Corporation
Preliminary Proxy Statement on Schedule 14A filed March 25, 2011
Filed by Bel Fuse Inc.
File No. 001-05375

Dear Mr. Panos:

We acknowledge receipt of the letter of comment dated April 4, 2011 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Bel Fuse Inc. (“Bel Fuse”) and provide the following supplemental response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”) filed on the date hereof.  Capitalized terms used herein and not separately defined have the meanings given to them in the Schedule 14A.  Our responses are numbered to correspond to your comments.

General

1.	The Schedule 14A has been revised to name all the participants in the solicitation as filers on the Schedule 14A cover page.

2.	The Schedule 14A has been revised to include the “preliminary copy” legend on the top of the first page of the proxy statement that follows the cover letter to shareholders.

April 6, 2011

3.
The Schedule 14A has been revised to include the approximate date on which the proxy statement and proxy card will first be furnished to shareholders on the first page of the proxy statement that follows the cover letter to shareholders.

4.
Bel Fuse acknowledges the Staff’s comment that each statement or assertion of opinion or belief must be characterized as such, a reasonable factual basis must exist for each such opinion or belief and support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the Staff.

The Staff has asked Bel Fuse to provide additional support for, recharacterize or delete the following statements:

(a)           Bel Fuse’s statement that it “believe[s] the current Pulse Board has not acted, is not acting, and will not act, in your best interests.”

This statement and similar statements have been revised to solely state that the Pulse Board “has not acted” in the best interests of shareholders and to remove all references that the Pulse Board “is not acting” and “will not act” in the best interests of shareholders.  See cover letter to shareholders and page 1 of the proxy statement.

As discussed in further detail in the proxy statement, Bel Fuse believes the Pulse Board’s continued refusal to enter into serious negotiations with respect to Bel Fuse’s latest proposal to acquire the Company for per share consideration of $6.00 is contrary to the best interests of the Company’s shareholders.  Bel Fuse believes the strategic and operational rationale for a business combination between Bel Fuse and the Company is compelling and that a combined company would create a more competitive global business through lower operating costs, a wider product portfolio and a stronger platform of engineering capabilities.  Bel Fuse does not believe the “strategic actions” the Company has committed to undertake over the next 18 to 24 months, such as lowering operating expenses and rationalizing the Company’s manufacturing footprint, are compelling reasons for not entering into discussions.  Bel Fuse believes a combined entity would have the ability to achieve these objectives more quickly, with far less execution risk and at a much lower cost and consummating a combination of the highly complementary synergies of both organizations has the potential to achieve significantly more value for shareholders than the Company can achieve on a standalone basis.  In addition, the proxy statement discusses the Pulse Board’s questionable acquisition strategy in the last five years, during which time the Company’s revenue declined 31% from approximately $627 million to approximately $432 million, income from continuing operations fell from approximately $46 million to a loss of approximately $28 million and significant goodwill and intangible asset write-downs primarily related to these acquisitions totaling approximately $411 million were taken.  Bel Fuse believes the Company’s questionable acquisition strategy and deteriorating financial performance has contributed to a loss of shareholder value, as illustrated by the 5-year share price performance table in the proxy statement.  Accordingly, Bel Fuse believes it has a reasonable basis to state its belief that the Pulse Board “has not acted” in the best interests of shareholders.

April 6, 2011

(b)           Bel Fuse’s statement that the Pulse Board has “not given any indication that they will conduct a comprehensive examination of all strategic alternatives.”

This statement has been revised to clarify that the Pulse Board has not given any indication “to Bel Fuse” that it will conduct a comprehensive examination of all strategic alternatives “as an alternative to entering into a transaction with Bel Fuse.”  See cover letter to shareholders.

As discussed in the “Background to Solicitation” section of the proxy statement, since 2008 there were numerous public and private communications between representatives of Bel Fuse and the Company regarding Bel Fuse’s proposed acquisition of the Company in which the Company continuously deferred discussions on such a transaction to a later date.  Ultimately, on March 10, 2011, the Company issued a press release and letter to Bel Fuse rejecting the acquisition proposal in order to allow the Company to execute its strategy to improve the Company’s performance over the next 18 to 24 months.  During the course of these communications, the Company did not give any indication to Bel Fuse that it will conduct a comprehensive examination of strategic alternatives as an alternative to entering into a transaction with Bel Fuse.  Accordingly, Bel Fuse believes it has a reasonable basis to make this statement.

(c)           Bel Fuse’s statements that the Pulse Board has refused to enter into “serious negotiations” or to “seriously engage” with Bel Fuse.

Consistent with Bel Fuse’s response to Comment No. 7, references to the Pulse Board’s refusal to enter into “serious” negotiations with Bel Fuse have been revised to clarify that the Company’s refusal to negotiate relates specifically to Bel Fuse’s proposal to acquire the Company in order to reconcile these statements with the disclosure regarding the offer made by the Company on March 23, 2007.  See cover letter to shareholders and page 10 of Schedule 14A.

Since 2008, representatives of Bel Fuse have repeatedly attempted to engage the Pulse Board in discussions regarding a business combination.  During these attempts, representatives of the Company consistently asked to postpone negotiations to a future date or refused to enter into substantive discussions.  The following communications between Bel Fuse and the Company set forth in the “Background to Solicitation” section of the proxy statement demonstrate how representatives of the Company attempted to defer negotiations to a future date or refused to enter into substantive discussions:

•
On December 15, 2008, Mr. Papada sent an email to Mr. Eden stating that “while the board still perceives there to be significant upside to such a combination, the timing is just not right for us at this particular time.”  Mr. Papada advised that the Company would defer any additional discussions about this matter until it had a clearer outlook for 2009.

•
On October 22, 2009, Mr. Eden received an email from Mr. Papada stating that the Pulse Board did not view it as an appropriate time to consider any kind of transaction with Bel Fuse.  Mr. Papada also stated that discussions about a business combination should be postponed until the Company has identified a replacement CEO and the sale of the AMI Doduco business is complete.

April 6, 2011

•
On August 4, 2010, Mr. Eden sent an email to John Burrows, the Company’s Lead Independent Director, inviting Mr. Burrows to contact him to pursue negotiations.  Mr. Burrows’ email response was as follows: “Thanks for your note, we appreciate your interest but this is not the right time for a conversation.”

•
On December 21, 2010, we received a letter from Mr. Burrows stating that the Company did not see the “unique opportunity” that we saw in a possible business combination.  However, he expressed his willingness to meet with us to discuss our views “out of courtesy.”

As discussed above and in the proxy statement, representatives of the Company continuously deferred negotiations for numerous purported reasons, including in order to allow the Company to gain a clearer outlook on economic conditions, resolve its CEO succession issues and allow the sale of the AMI Doduco business to be consummated.  Each time, Bel Fuse honored these requests.  However, the Company never approached Bel Fuse to renew discussions and ultimately formally rejected Bel Fuse’s latest proposal to acquire the Company in order to allow the Company to execute its strategy over the next 18 to 24 months.  Bel Fuse believes that these repeated attempts to defer negotiations as well as Mr. Burrows’ statement in August 2010 that “this is not the right time for a conversation” and his willingness to meet with Bel Fuse in December 2010 only “out of courtesy” provides a reasonable basis for Bel Fuse to state that the Pulse Board has refused to enter into “serious negotiations” or to “seriously engage” with Bel Fuse.

(d)           Bel Fuse’s claims regarding the “potential synergies” including a general itemization illustrating how it determined that improved margins and cost savings would yield more than $15 million annually.

The following itemization illustrates how Bel Fuse determined that improved margins and cost savings would yield more than $15 million annually.

Rationalizing Real Estate, Leases and Operating Costs
$4M – by consolidating Bel/Pulse facilities in China
$2M – by consolidating Bel/Pulse facilities in San Diego
$1M – by consolidating Bel/Pulse facilities in Europe

Rationalizing Headcount
$3M – by reducing redundant management, sales, engineering and administration staff positions

April 6, 2011

Rationalizing Enterprise Resource Planning (ERP) System Expenses
$1.5M – by consolidating redundant ERP licenses and related expenses

Rationalizing Inventory and Materials Management Costs
$4M – by reducing raw materials necessary to manufacture products, WIP and finished goods inventory

Rationalizing Marketing Costs
$1M – by consolidating marketing literature, websites and trade shows

Rationalizing Public Company Costs
$1.5 - 2.0M – by consolidating audit and SEC reporting costs, D&O Insurance and director fees

The potential synergies listed in the Schedule 14A have been revised to provide further support on how Bel Fuse believes the synergies will be achieved and to emphasize that the potential for these synergies to be achieved are based on opinion and belief.  See page 12 of the Schedule 14A.

(e)           Bel Fuse’s statement that Pulse “has a lackluster track record of managing investments.”

The subheading has been revised to clarify Bel Fuse’s belief that Pulse has a lackluster track record of “managing acquisitions” as opposed to “managing investments” consistent with the disclosure following this subheading regarding Pulse’s acquisition history.  See page 12 of the Schedule 14A.

As discussed in the proxy statement, over the past five years, the Company spent approximately $480 million on acquisitions (a total of approximately $590 million including the LK Products acquisition in September 2005).  During this time, the Company’s revenue declined 31% from approximately $627 million to approximately $432 million, income from continuing operations fell from approximately $46 million to a loss of approximately $28 million and significant goodwill and intangible asset write-downs primarily related to these acquisitions totaling approximately $411 million were taken.  Based on the foregoing, Bel Fuse believes it has a reasonable basis to state that Pulse has a lackluster track record of managing acquisitions.  See response to subsection (f) below for supporting data.

(f)           The information regarding Pulse’s financial performance.

See Exhibit A for data supporting the statement that over the past five years, the Company spent approximately $480 million on acquisitions (a total of approximately $590 million including the LK Products acquisition in September 2005).

See Exhibit B for data supporting the statement that over the past five years, the Company spent $170 million on Research and Development.

April 6, 2011

See Exhibit C for data supporting the statement that the Company’s revenue declined 31% from approximately $627 million in FY2006 to approximately $432 million in FY2010.

See Exhibit D for data supporting the statement that the Company’s income from continuing operations fell from approximately $46 million in FY2006 to a loss of approximately $28 million in FY2010.

See Exhibit E for data supporting the statement that the Company took goodwill and intangible asset write-downs primarily related to the referenced acquisitions totaling approximately $411 million from FY2006 - FY2010.

5.
The Schedule 14A has been revised to clarify that the persons listed on Schedule I are participants in the solicitation as opposed to “deemed” participants in the solicitation.  See pages 2, 24 and I-1 of the Schedule 14A.

Background to Solicitation

6.
The Schedule 14A has been revised to disclose the terms of Bel Fuse’s Class B shares and how the rights associated with such class of shares differ from Bel Fuse’s Class A shares.  See pages 8 and II-1 of the Schedule 14A.

Reasons for Our Solicitation

The Pulse Board Has Refused to Engage

7.
The Schedule 14A has been revised to clarify that the Company’s refusal to negotiate with Bel Fuse relates specifically to Bel Fuse’s proposal to acquire the Company in order to reconcile these statements with the disclosure regarding the offer made by the Company on March 23, 2007.  See cover letter to shareholders and page 10 of Schedule 14A.

Proposal No. 2

8.
The Schedule 14A has been revised to disclose that while the Pulse Board is currently divided into three classes, as a result of the phase out of the Company’s classified board structure approved at the 2010 Annual Meeting of Shareholders, the term of all directors elected at the Annual Meeting will expire at the 2012 Annual Meeting of Shareholders.  See page 16 of the Schedule 14A.

9.
The proxy card has been revised to clearly state that the shareholder authorizes the proxy holders to cumulate votes that the shareholder is entitled to cast at the Annual Meeting unless different directions with respect to cumulative voting are specified and a corresponding box is marked by the shareholder.  Bel Fuse believes this complies with the requirements raised by the Staff under Rule 14a-4 and Item 6(c)(4) of Regulation 14A.

April 6, 2011

10.
As disclosed in the Schedule 14A, Bel Fuse initially nominated three nominees for election at the Annual Meeting but is only soliciting proxies to elect two of such nominees.  In response to the Staff’s comment, the Schedule 14A has been revised to disclose that such third nominee would serve as Bel Fuse’s substitute nominee in the event that either Nominee is unable to serve or for good cause will not serve and that Bel Fuse reserves the right to solicit proxies for the election of such substitute nominee if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying either Nominee.  Bel Fuse does not believe it is required to identify or re-nominate such substitute nominee in order to comply with the Company’s Bylaws.  Bel Fuse confirms that should it decide to solicit proxies for the election of such substitute nominee before the Annual Meeting, it will file an amendment to its proxy statement that (1) identifies the substitute nominee, (2) discloses whether such substitute nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such substitute nominee.  See page 18 of the Schedule 14A.

Voting and Proxy Procedures

11.	The Schedule 14A has been revised in response to the Staff’s comment. See pages 21 to 22 of the Schedule 14A.

Solicitation of Proxies

12.
Bel Fuse confirms its understanding that all written soliciting materials, including any e-mails or scripts that may be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

Incorporation by Reference

13.	The Schedule 14A has been revised to replace the heading “Incorporation by Reference” with the heading “Other Information”. See page 26 of the Schedule 14A.

14.
The Schedule 14A has been revised to remove the statement that Bel Fuse does not take any responsibility for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on behalf of Bel Fuse, or for any failure by the Company to disclose events that may affect the significance or accuracy of such information.  See page 26 of the Schedule 14A.

15.
Bel Fuse acknowledges the Staff’s comment regarding the use of Rule 14a-5(c).  It is Bel Fuse’s understanding that to the extent its proxy statement refers to information contained in the Company’s proxy statement, Bel Fuse can mail its proxy statement no earlier than the filing of the Company’s definitive proxy statement with the SEC.  Bel Fuse intends to mail its proxy statement to shareholders no earlier than the filing of the Company’s definitive proxy statement with the SEC.

*          *          *          *

April 6, 2011

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Ron S. Berenblat

Ron S. Berenblat

cc:           Louis Rambo

Enclosures

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by the undersigned on March 25, 2011, each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

Bel Fuse Inc. Proxy Statement Acknowledgment - Signature Page

BEL FUSE INC.

By:	/s/ Daniel Bernstein
	Name:	Daniel Bernstein
	Title:	President/CEO

BEL VENTURES INC.

By:	/s/ Colin Dunn
	Name:	Colin Dunn
	Title:	Vice President

/s/ Daniel Bernstein
DANIEL BERNSTEIN

/s/ Avi Eden
AVI EDEN

/s/ Peter Gilbert
PETER GILBERT

/s/ John F. Tweedy
JOHN F. TWEEDY

/s/ Colin Dunn
COLIN DUNN

/s/ Dennis Ackerman
DENNIS ACKERMAN

/s/ Craig Brosious
CRAIG BROSIOUS

Bel Fuse Inc. Proxy Statement Acknowledgment - Signature Page

/s/ Timothy E. Brog
TIMOTHY E. BROG

/s/ James Dennedy
JAMES DENNEDY